Date: February 3, 2012	COMPUTERSHARE 530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities NYSE
Subject: TALISMAN ENERGY INC.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	05-03-2012
Record Date for Voting (if applicable) :	05-03-2012
Beneficial Ownership Determination Date :	05-03-2012
Meeting Date :	01-05-2012
Meeting Location (if available) :	Calgary, AB

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	87425E103	CA87425E1034

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for TALISMAN ENERGY INC.